

January 26, 2015

Via E-Mail
Joseph Ragan
Chief Financial Officer
Globe Specialty Metals, Inc.
600 Brickwell Avenue
Suite 1500
Miami, FL 33131

> **Re:** **Globe Specialty Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed August 29, 2014**
> **File No. 001-34420**

Dear Mr. Ragan:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Financial Statements, Page 29

General

1.   Please provide the disclosures required by ASU 2013-02 related to amounts reclassified out of accumulated other comprehensive income or tell us why this authoritative literature does not apply to you.

<u>Note 24 – Contract Acquisition Costs, Page 52</u>

2.   We note you have recorded a $16 million expense related to your acquisition of a supply arrangement. Please describe the underlying nature of this transaction and salient terms of the supply arrangement that you acquired. In addition, tell us the basis for your accounting treatment of the $16 million cash payment, citing the authoritative literature that supports your accounting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining